SANOFI-AVENTIS

174, avenue de France

75013 Paris – France

March 28, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Riedler

Re:	sanofi-aventis

Registration Statement on Form F-4 (File No. 333-172638)

Ladies and Gentlemen:

We refer to the registration statement on Form F-4 (File No. 333-172638) (as amended, the “Registration Statement”) of sanofi-aventis (the “Company”), relating to the registration of contingent value rights.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 9:00 AM (Eastern time) on Tuesday, March 29, 2011, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael J. Aiello (212-310-8552) or Jackie Cohen (212-310-8891) of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
SANOFI-AVENTIS

By:	/s/ Karen Linehan
Karen Linehan
Senior Vice President Legal Affairs and General Counsel

cc:	Michael J. Aiello, Esq.
Jaclyn L. Cohen, Esq.
Weil, Gotshal & Manges LLP

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